                                VISTA GOLD CORP.
                   CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                            Three Months Ended
                                                                                 March 31
                                                                                 --------
           (U.S. dollars in thousands, except share data)                  1998            1997
           ----------------------------------------------                  ----            ----
                                                                                (unaudited)
 Revenues:
 Gold sales                                                                $   10,971      $   10,666
 Interest income                                                                   30              95
                                                                      --------------------------------
                                                                               11,001          10,761
                                                                      --------------------------------


 Costs and expenses:
 Mining operations                                                              7,365           8,404
 Depreciation, depletion and amortization                                       2,323           1,642
 Provision for reclamation and closure costs                                    1,006             156
 Operating leases                                                                 605             669
 Mineral exploration and property evaluation                                      171             433
 Corporate administration                                                         389             641
 Investor relations                                                                72              96
 Interest expense                                                                 112              77
 Loss (gain) on disposal of assets                                                (9)           (841)
 Loss (gain) on liquidation of gold futures                                   (3,217)
 Equity in loss and impairment of Zamora Gold Corp.                                               298
 Other expense (income)                                                           (2)           (123)
                                                                      --------------------------------
                                                                                8,815          11,452
                                                                      --------------------------------

 Earnings (loss) before taxes                                                   2,186           (691)

 Income taxes (recovery)                                                            7

                                                                      ================================
 Net earnings (loss)                                                       $    2,179      $    (691)
                                                                      ================================


 Weighted average shares outstanding                                       89,152,540      89,020,405
------------------------------------------------------------------------------------------------------

 Earnings (loss) per share                                                 $     0.02      $   (0.01)
------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.



                                VISTA GOLD CORP.
             CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                                                            Three Months Ended
                                                                                 March 31
                                                                                 --------
                     (U.S. dollars in thousands)                           1998            1997
                     ---------------------------                           ----            ----
                                                                               (unaudited)

Retained earnings (deficit), beginning of period                            ($64,437)      ($10,418)

Net earnings (loss)                                                             2,179          (691)

                                                                      -------------------------------
     Retained earnings (deficit), end of period                             ($62,258)      ($11,109)
                                                                      ===============================

The accompanying notes are an integral part of these consolidated financial statements.

                                VISTA GOLD CORP.
                           CONSOLIDATED BALANCE SHEETS

                                                                                        MARCH 31         December 31
                          (U.S. dollars in thousands)                                     1998              1997
                          ---------------------------                                     ----              ----
                                                                                       (unaudited)        (audited)
Assets:

Cash and cash equivalents                                                                  $2,932            $1,799
Marketable securities                                                                                           132
Accounts receivable                                                                         4,338             2,199
Gold inventory                                                                             12,666            12,717
Supplies and other                                                                          2,157             2,301
                                                                                 -----------------------------------
Current assets                                                                             22,093            19,148
                                                                                 -----------------------------------


Property, plant and equipment, net                                                         56,291            58,638
Investment in Zamora Gold Corp.                                                               857               857
Other assets                                                                                  107               385
                                                                                 -----------------------------------
Long-term assets                                                                           57,255            59,880
                                                                                 -----------------------------------


                                                                                 -----------------------------------
Total assets                                                                              $79,348           $79,028
                                                                                 ===================================




Liabilities and Shareholders' Equity:

Accounts payable                                                                           $2,590            $4,472
Accrued liabilities and other                                                               1,075             1,913
Deferred hedging gains                                                                      4,849
Bank debt                                                                                   8,300            13,000
                                                                                 -----------------------------------
Current liabilities                                                                        16,814            19,385
                                                                                 -----------------------------------


Accrued reclamation and closure costs                                                       5,226             4,534
Other liabilities                                                                              34                34
                                                                                 -----------------------------------
Long-term liabilities                                                                       5,260             4,568
                                                                                 -----------------------------------


                                                                                 -----------------------------------
Total liabilities                                                                          22,074            23,953
                                                                                 -----------------------------------


Capital stock, no par value per share:
     Preferred - unlimited shares authorized; no shares outstanding
     Common - unlimited shares authorized; shares outstanding:
          1998 - 89,152,540; 1997 - 89,152,540                                            120,870           120,870
Retained earnings (deficit)                                                              (62,258)          (64,436)
Currency translation adjustment                                                           (1,338)           (1,359)
                                                                                 -----------------------------------
Total shareholders' equity                                                                 57,274            55,075
                                                                                 -----------------------------------


                                                                                 -----------------------------------
Total liabilities and shareholders' equity                                                $79,348           $79,028
                                                                                 ===================================

The accompanying notes are an integral part of these consolidated financial statements.

                                VISTA GOLD CORP.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                Three Months Ended
                                                                                     March 31
                                                                                     --------
                     (U.S. dollars in thousands)                               1998            1997
                     ---------------------------                               ----            ----
Cash flows from operating activities:
Net earnings (loss)                                                            $2,179         ($691)

Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operations:
Depreciation, depletion and amortization                                        2,323          1,642
Amortization of deferred stripping                                                702            814
Deferral (amortization) of hedging gains                                        4,849          (120)
Amortization of deferred hedging costs                                            276
Provision for reclamation and closure costs                                     1,006            156
(Gain) loss on sale of assets                                                     (9)          (841)
Equity in loss and impairment of Zamora Gold Corp.                                               298
(Gain) loss on currency translation                                                21          (130)
                                                                      -------------------------------
                                                                               11,347          1,128

Changes in operating assets and liabilities:
Marketable sercurities                                                            132             35
Accounts receivable                                                           (2,138)        (2,469)
Gold inventory                                                                     51          1,295
Supplies and other                                                                144            457
Accounts payable                                                              (1,882)        (3,524)
Accrued liabilities and other                                                   (840)          (108)
Reclamation and closure costs                                                   (314)          (178)
                                                                      -------------------------------
Net cash provided by (used in) operating activities                             6,500        (3,364)
                                                                      -------------------------------


Cash flows from investing activities:
Additions to property, plant and equipment                                      (777)        (3,975)
Additions to deferred stripping                                                              (2,155)
Proceeds from disposal of assets                                                  108            959
Other assets                                                                        2
                                                                      -------------------------------
Net cash provided by (used in) investing activities                             (667)        (5,171)
                                                                      -------------------------------


Cash flows from financing activities:
Proceeds from (repayment of) short-term debt                                  (4,700)
Proceeds from (repayment of) long-term debt                                                   11,000
                                                                      -------------------------------
Net cash provided by (used in) financing activities                           (4,700)         11,000
                                                                      -------------------------------


Net increase (decrease) in cash and cash equivalents                            1,133          2,465

Cash and cash equivalents, beginning of period                                  1,799          8,598

                                                                      -------------------------------
Cash and cash equivalents, end of period                                       $2,932        $11,063
                                                                      ===============================

The accompanying notes are an integral part of these consolidated financial statements.